Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 25, 2003	September 30, 2004	September 29, 2005	September 28, 2006	September 27, 2007
Earnings
Income before income taxes	$23,765	$24,927	$95,206	$146,352	$43,688
Fixed charges
Interest expense, including amortization of deferred financing costs	57,805	64,257	56,130	59,602	75,629
1/3 of rental expense	18,109	18,088	18,519	21,800	24,754

Total fixed charges	75,914	82,345	74,649	81,402	100,383

Earnings	$99,679	$107,272	$169,855	$227,754	$144,071

Ratio of earnings to fixed charges	$1.31	$1.30	$2.28	$2.80	$1.44